Filed by LGL Systems Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LGL Systems Acquisition Corp.

Commission File No. 001-39125

On March 15, 2021, IronNet CyberSecurity, Inc. issued, among other things, a memo to its employees and a memo to its customers each of which is copied below.

Email to Employees

Team,

This morning, we announced our plans to go public through a merger with LGL Systems Acquisition Corp. This highly strategic transaction, which is expected to close in the third quarter of 2021, will provide us with additional capital to accelerate IronNet’s revenue growth, to expand our product portfolio, and for working capital to fund increasing demand.

As you well know, cybersecurity attacks are increasing in volume and are costing global industries billions of dollars.  We believe we can solve that problem with Collective Defense and we are excited for IronNet’s future.

As we enter this new chapter, there are some rules we must all immediately follow. The Securities and Exchange Commission (the “SEC”) has strict guidelines governing public disclosures. To avoid any repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials. Confidentiality will be critical as we move through the business combination process and assume operations as a public company. To that end, we want to share specific rules of engagement.

Social Media

The SEC guidelines apply to social media as they do to other communications channels.

Beginning today, we are enacting a week-long “blackout” period through Monday, March 22 of no IronNet-related personal or corporate social media content (e.g., Facebook, LinkedIn, Twitter, or Clubhouse) or blog posting other than posts approved by Russ Cobb.

The one exception is this morning, when IronNet’s social channels will share a press release with pre-approved and legally vetted posts. For those who want to share the news on their own personal social channels, you can reshare IronNet’s posts from Twitter or LinkedIn  — you may not create your own posts announcing the news.

Press Inquiries

Should you receive any press inquiries, please immediately forward details of the inquiry to Russ Cobb, Kelly LeVoyer, and TJ Scholl who will handle media requests appropriately during this sensitive time.

General Questions

If someone asks you about the process of going public or company fundamentals, the best response is, “I cannot comment.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with Russ Cobb.

We wouldn’t be here without our world-class customers. Designated leaders within the business units will be sharing the news with our customers later today.

We will be hosting a Town Hall Monday, March 15 at 8:30 am Eastern and we will do our best to answer questions you may have. Please send them in advance to Sara Joyce.

During this exciting time and beyond, we ask that you remain focused on execution and operational excellence as we continue to serve our strategic partners and customers.

This is a milestone day for IronNet. We both want to thank you all for your hard work and dedication to our collective success and to advancing our vision. We look forward to working with you in this next phase of our evolution.

Here to Serve,

GEN A and Bill

Email to Customers

Valued Partner,

We are pleased to share with you some exciting news about our company. In a press release issued today, we announced that IronNet Cybersecurity, Inc. plans to go public through a merger with LGL Systems Acquisition Corp. We expect that going public will support our efforts to transform cybersecurity and help us become a stronger partner to you.

This highly strategic transaction, which is expected to close in the third quarter of 2021, will enable us to accelerate our growth trajectory within the rapidly growing cybersecurity market to develop new and more effective ways to defend against increasingly sophisticated cyber threats. As you know, our proprietary and patented Collective Defense platform, consisting of our IronDefense and IronDome solutions, detects cyber anomalies and shares anonymized threat data in real time within a secure ecosystem, enabling us to offer a previously unachievable level of visibility into incoming threats.

Upon the successful closing of the transaction, the newly combined company is expected to be listed on the NYSE under the new ticker symbol “IRNT” and will continue to operate under the IronNet name, positioned to grow with new financial resources as a public company. As we enter into this new phase, we will remain focused on execution and operational excellence as we continue to provide our strategic partners and customers with strong cyber protection and defense.

Thank you for being a great partner. For more information, you can view a press release on this announcement here. Please don’t hesitate to reach out with any questions.

Sincerely,

GEN (Ret) Keith Alexander                   William Welch

Co-CEO                                                       Co-CEO

IronNet Cybersecurity, Inc.                        IronNet Cybersecurity, Inc.

Important Information and Where to Find It

This Report relates to a proposed transaction between LGL Systems Acquisition Corp., (“LGL”) and IronNet Cybersecurity, Inc. (“IronNet”). LGL intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of LGL. The proxy statement/prospectus will be mailed to stockholders of LGL as of a record date to be established for voting on the proposed business combination. LGL also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF LGL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY LGL FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about LGL and IronNet once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by LGL when and if available, can be obtained free of charge on LGL’s website at https://www.dfns.ai or by directing a written request to LGL Systems Acquisition Corp., 165 Liberty St., Suite 220, Reno, NV 89501 or to info@dfnsi.ai.

Participants in the Solicitation

LGL and IronNet and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of LGL’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of LGL’s directors and officers in LGL’s filings with the SEC, including LGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to LGL’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that LGL intends to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This Transcript includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside LGL’s or IronNet’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by LGL stockholders; the ability to meet the NYSE’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; IronNet’s ability to execute on its plans to develop and market new products and the timing of these development programs; IronNet’s estimates of the size of the markets for its products; the rate and degree of market acceptance of IronNet’s products; the success of other competing technologies that may become available; IronNet’s ability to identify and integrate acquisitions; the performance of IronNet’s products; potential litigation involving LGL or IronNet; and general economic and market conditions impacting demand for IronNet’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LGL’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by LGL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither LGL nor IronNet undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.